Exhibit 1.4

For Immediate Release	August 14, 2014

SONDE RESOURCES CORP. PROVIDES SECOND QUARTER 2014 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA - (Marketwired - August 14, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) announced today the release of its financial and operating results for the quarter ended June 30, 2014. The Company's Management's Discussion and Analysis ("MD&A") and Financial Statements for the quarter ended June 30, 2014 can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and on the Securities and Exchange Commission's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's financial statements free of charge upon request.

Sonde will be hosting a conference call on Friday, August 15, 2014 at 2:00 p.m. MDT to provide and report on the second quarter 2014 results. Mr. Toufic Nassif, President and CEO and Mr. Kurt Nelson, Chief Financial Officer, will host the call. All interested parties may join the call by Dialing 416-340-8530 or 800-769-8320. Please dial-in 15 minutes prior to the call to secure a line. The conference call will be archived for replay on the Sonde website within 48 hours of this conference call.

North Africa update

As previously announced, Sonde has retained Taylor-DeJongh, Inc. (“Taylor-DeJongh”) to initiate a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block. As financial advisor to the Board of Directors of Sonde, Taylor-DeJongh is assisting in the process of analyzing and evaluating prospects and options available to the Company, including but not limited to securing financing for the drilling of the Fisal-1 exploration well. The process is advancing and discussions with both international and Middle Eastern companies have commenced. Selected interested companies are reviewing the Virtual Data Room. The Company will provide updates on this process once more definitive results are achieved.

During the three months ended June 30, 2014 the Company completed the previously announced seismic acquisition interpretation covering the Hadaf prospect in Libyan waters as well as the reinterpretation of the other Joint Oil Block prospects. The result of this work has reaffirmed the prospectively of the Joint Oil Block and further reconfirmed and highlighted the significant potential of the three exploration prospects. In addition, the Company is preparing for the drilling of the Fisal-1 well during fourth quarter of 2014. Virtually all long lead items have been procured and most of it has arrived at the Company’s Sfax shore base in Tunisia. Other preparations, including the drilling site survey and the geotechnical survey, are complete. As a result of these preparations, the Company has incurred advance costs for the Fisal-1 well. Discussions are at an advanced stage with other operators in Tunisia and a rig provider to secure the second rig slot in a shared rig program for the Fisal-1 well. The finalization of this rig arrangement remains contingent on securing a partner and/or external financing. The Company has received written notice from the Tunisian Energy Directorate (“DGE”) with a formal goal of having the Unitization Agreement finalized and signed by all the parties and submitted to DGE for ratification by the end of October and to submit to DGE a mutually agreed Plan of Development by December 31, 2014.

Substantial capital requirements

The Company has significant work commitments in connection with the EPSA in North Africa and the Company may make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Details of the Company's financial commitments are described under "Contingencies and commitments" in the MD&A.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Additionally, there can be no assurance that the current strategic process will result in an agreement to farm-out or finance the Company's financial commitments under the EPSA. There is a risk that the Company may exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions. The penalty for failure to drill the Fisal-1 well prior to November 30, 2014 would allow Joint Oil to draw US$15 million under the Letter of Credit to satisfy this penalty.

Second Quarter 2014 Financial Highlights

	Q2 2014	Q1 2014	Q2 2013

Petroleum & natural gas sales (1)	—	—	6,071
Net loss from continuing operations	(3,904)	(5,410)	(3,057)
Net loss from continuing operations per share – basic and diluted (2)	(0.08)	(0.10)	(0.05)
Net loss (3)	(4,391)	(5,743)	(4,857)
Net loss per share – basic and diluted (3)	(0.09)	(0.10)	(0.09)
Funds (used for) from operations (3) (4)	(1,877)	(2,187)	593
Funds (used for) from operations per share – basic and diluted (3) (4)	(0.03)	(0.04)	0.01

As at	Q2 2014	Q1 2014	Q2 2013

Total assets (3)	75,706	84,753	177,267
Working capital surplus (3) (5)	20,357	8,474	20,366

(1)	Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation. All petroleum and natural gas sales relate to discontinued operations.

(2)	All per share amounts presented in this table were calculated using 56,071,313 common shares.

(3)	Includes both continuing operations and discontinued operations.

(4)	Non-IFRS measures as defined below and in the MD&A.

(5)	Working capital surplus as at March 31, 2014 excludes $16.9 million of restricted cash.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. For the three and six months ended June 30, 2014, the Company had an operating loss of $3.9 million and $9.3 million respectively (three and six months ended June 30, 2013 - $3.2 million and $8.1 million). As at June 30, 2014, the Company had an accumulated deficit of $319.8 million.

In December 2013 the Company sold all of its revenue generating assets and as such has no source of revenue as of December 31, 2013. Management believes that the going concern assumption is appropriate for the Company's financial statements; however, there are significant uncertainties that cast substantial doubt over the Company’s ability to continue as a going concern. If this assumption is not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary and these adjustments could be material.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and development of oil and natural gas. Its operations are located offshore North Africa and in Western Canada. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures - This document contains references to funds used for operations and funds used for operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance and ability to fund future capital expenditures.

Funds used for operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In our second quarter 2014 MD&A, a reconciliation has been prepared of funds from (used for) operations to cash flow from operating activities, the most comparable measure calculated in accordance with IFRS.

Forward Looking Information - This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the evaluation of potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block and to provide the necessary funding to meet the Company's obligations under the Exploration and Production Sharing Agreement for the Joint Oil Block, the results of the seismic program covering the Hadaf prospect, the planned drilling of the Fisal-1 well and the timing thereof and the preparation of the Company's financial statements on a going concern basis.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, access to additional sources of liquidity, timing and amount of capital expenditures and access to a drilling rig, equipment and services necessary to drill the Fisal-1 well. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions or inability to access additional sources of liquidity on terms acceptable to the Company or at all.

Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N 4T6

Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com